May 15, 2007
Securities and Exchange Commission
Mr. Jay Mumford
450 Fifth Ave. N.W.
Washington, D.C. 20549

Re:	Solar Power, Inc. Registration Statement on Form SB-2 Filed January 17, 2007 File No. 333-140023
Dear Mr. Mumford:
     We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company. Please note the change in counsel for the Company, and related contact information at the end of this letter and on the cover of the registration statement.
     This letter responds to the Securities and Exchange Commission’s May 1, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s registration statement on Form SB-2 (the “Form SB-2”). In connection with the responses to the comments, the Company is concurrently filing a Pre-Effective Amendment No. 3 to the Form SB-2 (the “Amendment”) today. Therefore, the pages referenced in the responses below correspond to the page numbers in the Amendment. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.
Prospectus Cover Page

1.	We note your response to our prior comment 2. We reissue our comment in part. Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501 (a) (9)(iv). Please also modify your “Plan of Distribution” disclosure accordingly.
RESPONSE: We have added the additional disclosure with respect to price, provided that there is no public market. The additional language is on the cover page of the prospectus and in the Plan of Distribution.
Prospectus Summary, page 1
2.	Revise to clarify what businesses IAS (HK) and IAS Electronics conducts. It appears that the products of IAS relate to cable, wire and mechanical assemblies rather than solar power systems, based on its website. Also, briefly describe the acquisition of Dale Renewables, including its business and the reasons for the acquisition.
RESPONSE: IAS Electronics produces both (i) cable, wire and mechanical assemblies, and (ii) solar modules. The IAS website has been updated for current operations. IAS Electronics previously produced only cable, wire and mechanical assemblies, which it will continue to produce for certain customers, consistent with current strategic emphasis on production of solar modules and balance of system components. Our solar module systems are comprised in part by the cable, wire and mechanical assemblies, in addition to the other processes involved in the production and assembly of solar systems. Consistent with Staff Comment 3, we have also added revised disclosure to currently reflect manufacturing operations in our facilities, and percentage of current usage.
3.	We note your response to our prior comment 3. Please disclose when you anticipate full scale production of your solar module manufacturing. We note you state in your response letter that you will begin “full scale production in May.” If you are not currently manufacturing PV modules please remove the word “manufacture”

from your disclosure in the first sentence of the second paragraph on page 2 and throughout your document.
RESPONSE: The Company has commenced production of solar module manufacturing at its facilities, and has revised the disclosure throughout the prospectus to reflect the status. Utilization of facilities by product segment has also been disclosed on page 40.
4.	Supplementally advise how many shareholders received the 14.5 million shares of common stock in the merger. Also tell us which officers and directors of SP assumed control of the combined companies.
RESPONSE: There were twenty-nine (29) shareholders of Solar Power, Inc., a California corporation, who received shares of our common stock in the merger. The officers and directors of Solar Power, Inc., a California corporation, were Stephen C. Kircher, Chairman & CEO, Glenn Carnahan, CFO, Bradley Ferrell, President, Alan Lefko, V.P. Finance, Larry Kelley, independent director, Ronald Cohan, independent director, D. Paul Regan, independent director, and Tim Nyman, independent director.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
5.	We note you issued 14 million shares pursuant to your acquisition of IAS HK. Disclose the number of shareholders who received shares, and identify major shareholders. Explain the nature of the common control and all affiliations.
RESPONSE: The disclosure was modified to reflect the “share exchange” by the shareholders of IAS HK in the formation of Solar Power, Inc., a California corporation. Essentially, the shareholders of IAS HK formed Solar Power, Inc., a California corporation, to serve as the holding company of IAS HK. There was no monetary exchange or any new shareholders. Stephen C. Kircher, Gerald Moore and Brad Ferrell were the controlling shareholders of IAS HK. The transaction disclosed was structured to create a US holding company and, as such, there were not any new or different shareholders involved. The “commonality” referred to was 100%. All shareholders of IAS HK exchanged their ownership in that entity for the shares of Solar Power, Inc., a California corporation, resulting in IAS HK becoming a wholly owned subsidiary of Solar Power, Inc., A California corporation.
6.  We reissue comment 7. Your restatement of risk factors is not responsive to the comment.
RESPONSE: Further discussion has been added to the MD&A
7.	We note your response to our prior comment 15. We reissue the comment. Supplement your disclosure to provide additional detail regarding your expansion plans in China and the timing for the establishment of a national franchise network.
RESPONSE: Further disclosure has been added at pages 19, 29, 39, 40 and 41 to elaborate on China operations, establishing a franchise network, and the geographical location of the initial company stores that will serve as models for other franchise operations.
Critical Accounting Policies and Estimates, page 27
8.	Please refer to prior comment 9 from our February 14, 2007 letter. Please note that your disclosure of critical accounting policies and estimates should supplement and not duplicate your accounting policy footnotes. Please refer to Release 33-8350.
RESPONSE: We have eliminated the redundant risk factors and revised the critical accounting policies to supplement footnote disclosure.
     Results of Operations, page 30

9.	With respect to your results of operations for the fourth quarter ended December 31, 2006, as derived from your consolidated statements of operations for the year ended December 31, 2006 on page F-6 and your consolidated statements of operations for the nine months ended September 30, 2006 as shown on page F-5 of Amendment No. 1 to your Form SB-2, please respond to the following:
•	It appears that your gross profit margin for the fourth quarter declined to 5.4%. Please tell us and revise to disclose the reasons for the significant 303(b)(1) of Regulation S-B.

•	It appears that selling and marketing costs were approximately $1,073,000 for the quarter ended December 31, 2006, representing a significant increase from $105,681 for the nine months ended September 30, 2005. Please tell us and disclose the causes of the significant increase, consistent with Item 303(b)(1) of Regulation S-B.

•	In this regard we note that selling costs include $851,000 of marketing and business development costs. To assist an investor in understanding the causes of this increase, please tell us and disclose the nature of the significant components of these costs.
RESPONSE: The Company’s fourth quarter gross profit decline was primarily caused by an inadvertent booking of a customer deposit to a revenue account rather than to a customer deposit account during a prior quarter. This $380,800 entry was corrected in the fourth quarter which lowered revenue by a corresponding amount. As a result, the gross margin for the fourth was significantly impacted.
     The Company’s selling and marketing costs increased significantly in the fourth quarter as the Company increased its efforts to expand solar system sales and installations. The Company added several new positions which accounted for over $100,000 in additional wages and benefits costs. Travel expenses increase by nearly $20,000 as the Company expanded sales efforts outside of Northern California. The Company expects to continue adding staff resources to expand its efforts in the solar business and, as a result, all of the related activities and programs will continue to grow as well.
     However, the largest portion of the increase in sales and marketing expenses relate to the amortization of approximately $851,000 in expenses derived from the DRCI acquisition. When the Company purchased DRCI, it estimated the fair value of the cost savings related to the signed and in-process contracts that existed at June 1, 2006. The Company performed an analysis of DRCI’s books and records to determine an estimate of the fair value of the costs and expenses that are expended to finalize a contract signing including such costs as engineering, estimating, legal, design and other related pre-sale or marketing costs. The Company allocated $637,088 of the DRCI purchase price to this asset. In addition, the Company allocated approximately $331,000 of the purchase price to prepaid expenses owed by the Company to DSCI for its payment of DRCI’s expenses (consisting primarily of marketing and pre-sale related costs) from June 1, 2006 to November 15, 2006. During the fourth quarter, the Company amortized approximately $454,000 in expenses for all contracts that either had been executed or determined that the contract opportunity had expired. In addition, approximately $331,000 of the prepaid expenses were amortized during the fourth quarter. The Company has approximately $184,000 in contract receivables and prepaid expenses remaining from the DRCI acquisition. The Company expects to complete the amortization of these expenses by mid 2007.
10.	We note from page F-7 that you recorded bad debt expense of $47,624 in 2006. Please tell us and revise to disclose the underlying causes of the expense, consistent with Item 303(b)(1) of Regulation S-B.
RESPONSE: The bad debt expense related to a project in Southern California where we supplied solar panels for a commercial job, and did not receive timely payment. We initiated legal action, and reserved the amount listed. Currently the customer is making good faith installment payments. We have not experienced any payment issues with any other customer.
Liquidity and Capital Resources, page 31
11.	Disclose the material terms of the credit agreement entered into on September 19, 2006, which relates to the numerous promissory notes you entered into, and explain the material terms of those notes and the amount of cash received to date. File the credit agreement as an exhibit.
RESPONSE: The September 19, 2006 credit facility was previously disclosed and filed as an exhibit on Form 8-K dated September 22, 2006. That Credit Facility Agreement and the notes were eliminated upon the merger and consolidation of the two entities. Further disclosure has been added to page 28.
Description of Business, page 33
12.	In one location in the business section of your filing, expand to provide a more thorough description of the numerous transactions that took place since mid- 2006. It would be beneficial for investors to have these described in full in one locations, rather than scattered throughout the filing. For each transaction, disclose the material terms and consideration paid and/or received, the related party relationships and the nature of common control, the role of your affiliates and the consideration they received, and the business reasons for the transaction. Ensure that you provide all material information for each transaction under separate captions and in logical chronological order so that investors can understand much more clearly the transactions that have taken place. While we may have further comments, you can reduce the number of them by ensuring that the disclosure is clear and straightforward.

RESPONSE: An additional section was added to clearly delineate the transactions and material terms.
13.	Expand to identify all your subsidiaries. We note for example, that one subsidiary entered into a partnership with J.R. Conkey and Associates on March 21, 2007 to “sell, design and install solar systems in certain market segments in California.” In the appropriate area of your Business section, please discuss the material terms of this arrangement and the business purpose. Explain what benefits and obligations you incur pursuant thereto. If there is any affiliation between J.R Conkey & Associates and any of your officers, directors, or major shareholders, please describe.
RESPONSE: Disclosure has been revised. The purpose of the partnership was to capitalize on J.R. Conkey and Associates veteran qualification and relationship with potential government contracts that we might not be able to obtain independently. The partnership agreement and key terms were also previously disclosed in our Form 8-K, filed onMarch 27, 2007.
14.	In an appropriate location in the business section, disclose the material terms of the acquisition of DRCI, including amounts paid for DRCI and the business reasons for the acquisition. Also describe obligations related to the DRCI acquisition, including under the contract revenues agreement with Sundance Power. Briefly describe DRCI’s operations to date, and disclosure any prior affilation DRCI had with any of your officers, directors, and/or major shareholders. Supplementally, with a view toward disclosure, identify the CEO of DRCI at the time of the acquisition.
RESPONSE: Additional disclosure was made on page 30. The CEO of DRCI at the time of the acquisition was James Underwood. Mr. Underwood had no affiliation with Solar Power following the acquisition of DRCI, and does not own any shares of common stock of Solar Power.
Industry Overview, page 34

15.	We note your response to our prior comment 17. We reissue the comment. Where you have cited statistics or data on your markets, please provide us with support for such data. Please provide copies of the relevant portions of such data marked to show the statistics you have included and the page number of your prospectus where such data has been used. Also tell us whether any of the reports were commissioned by you or prepared specifically for your use.
RESPONSE: Supplementally mailed with this letter are the reports, marked as indicated with handwritten reference in those marked sections to indicate the discussion of the statistics in the registration statement. None of the reports were prepared specifically for our use.
Customers, page 39
16.	Identify each customer that accounted for 10% or more of total revenues for each of the last two years, and state the percentage of total revenues attributable to each one. Identify the customer who accounted for the revenue increase in your most recent fiscal year in the cable, wire and mechanical assembly segment.
RESPONSE: Disclosure has been added to identify all customers that accounted for 10% or more of total revenues, and the customer that accounted for the revenue increase in our recent fiscal year with respect to cable, wire and mechanical assembly.
17.	We note your response to our prior comment 20. Please expand your response to describe the material terms of your agreements with Centex Homes and DR Horton, including any minimum purchase obligations. Disclose the amount of revenues to date from these agreement, and files them as exhibits. We note that DRCI had no revenues prior to your acquisition.
RESPONSE: There are no financial commitments in the Centex Homes and DR Horton contracts, or minimum purchase obligations. To date, the company has received approximately $32,200 in revenue from Centex Homes and approximately $17,700 from DR Horton. The contracts are not deemed material, and are not filed as exhibits. We have enclosed supplementally a hard copy of the agreements for the Staff’s consideration.
Manufacturing and Assembly Capabilities, page 41
18.	We note your response to our prior comment 21. Please revise the first sentence to clarify that you have never manufactured solar products, and explain why you believe you have a competitive advantage over competitors who actually have experience in manufacturing solar products.
RESPONSE: We have commenced manufacture of solar products. The company’s management collectively has significant experience in manufacturing operations that are related, including small form factor liquid crystal display manufacturing, LCD modules and assembly, including electronic cabling and harnesses. The processes and applications in solar modules are not dissimilar to other industries. We have modified the disclosure to reflect management’s prior experience and belief, and noted the limited solar product manufacturing experience.
19.	We note your response to our prior comment 22. Disclose what percentage of manufacturing space will be devoted to the manufacture of solar related products.
RESPONSE: Manufacturing space utilization and plans have been further disclosed on page 40.
Sales and Marketing, page 42
20.	In light of the fact that your intend to open two retail showrooms in the next two months, please identify the geographic location of those sites.

RESPONSE: We have identified the geographic proximity for the first two retail stores. For competitive reasons, we have not specifically identified the exact location.
Summary Compensation Table, page 47
21.	We note footnote 2. Disclose whether Mr. Strasser received any shares in connection with the merger or otherwise.
RESPONSE: We have revised the disclosure on footnote 2. Mr. Strasser did not receive any shares in connection with the merger.
22.	Expand to briefly describe the departures of Messrs. Freiheit, Strasser, Smith and Landa. If they were all former employees of Welund, so state.
RESPONSE: Mr. Freiheit was an officer and employee, and departed on August 22, 2006. Messrs. Strasser, Smith and Landa were directors and employees, and resigned as a condition of the merger.
Certain Relationships and Related Transactions, page 53
23.	Your disclosure is confusing because the registrant is referred to as SPI throughout the document, and here SPI refers to your wholly owned subsidiary. Please revise the disclosure on page 54 and 55 to eliminate confusion.
RESPONSE: The disclosure has been revised for clarity and distinction between the entities.
24.	We note your response to our prior comment 28. Please update the amounts In the transactions to a date more recent than December 31, 2006. We note the transaction described in Note 16 on page F-24 that has recently occurred.

RESPONSE: All disclosure has been updated to current dates.
25.	We note your responses to comments 31 and 32. Please disclose the information contained in your response in this section.
RESPONSE: Additional disclosure was added on page 45 and 51.
     26. Please expand to disclose the transactions described in Note 11 on page F-21.
RESPONSE: Additional disclosure was added on pages 53 and 54.
27.	Expand to describe any other transactions that occurred with entities under common control or that are affiliates of officers, directors, or major shareholders.
RESPONSE: There were no other transactions with other entities under common control of or that are affiliates of any officers, directors, or major shareholders.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 55
28.	Please refer to prior comment 33 from our February 14, 2007 letter. You should also provide the disclosures required by Item 304 of Regulation S-B with respect to any changes in the accounting acquirer’s auditor (i.e., SPI-CA) which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer’s financial statements.

RESPONSE: The accounting firm BDO McCabe Lo Limited was the accounting firm of Solar Power, Inc., a California corporation (which was a subsidiary of Solar Power, Inc., a Nevada corporation) and, therefore disclosure, required by Item 304 of Regulation S-B were only applicable as to the change at the parent level, as set forth in the Company’s previously filed Form 8-K dated December 29, 2006.
Selling Security Holders, page 56
29.	We note your response to our prior comment 34 and reissue the comment. Delete from the selling shareholder table the entities for which you are unable to identify the individuals with voting and/or investment control over the shares held by the entities, and reduce the number of shares being registered.
RESPONSE: The Company has reconfirmed the identity of the individuals who have voting and/or investment control over the shares, and further confirmed that there are no arrangements, written or oral, with respect to the disposition of the shares. Additional footnotes were added to the table, and there is no reduction in shares registered.
Financial Statements, page F-1
Solar Power, Inc., a California Corporation, Financial Statements, page F-3
30.	As stated in your response to prior comment 41 from our February 14, 2007 letter, “the Company has determined that no amendments are needed for the previously filed reports”. Presumably this statement would also apply to your most recently filed Form 10-KSB (on April 13, 2007) whose financial statements for the year ended December 31, 2006 should be identical to those included in this registration statement. However, after comparing the two, we noted several differences. Please revise to correct the following inconsistencies in disclosure:

•	Under “Note 8. Stockholders’ Equity”, please expand disclosure to include information on the “issuance of warrants to purchase common stock”.

Refer to page F-14 of Form10-KSB.

•	Under “Note 10. Stock-based Compensation – Valuation Assumptions”, in the table provided for the assumptions used in the determination of the fair value of share-based payment awards, please expand to provide separate columns for service-based and performance-based awards. Since it appears that the table presented is for service-based awards, reconcile the risk-free interest rate used. In addition, expand disclosure in the paragraph following the table to include the statement on performance-based awards. Refer to page F-17 of Form 10-KSB.

•	Under “Note 10. Stock-based Compensation – Equity Incentive Plan”, please revise the table on changes in your non-vested stock options to include separate columns for service-based options, performance-based options and restricted stock. In a related matter, please include the number of shares and contractual life for restricted stock on the table for information regarding options outstanding as of December 31, 2006. Refer to page F-19 of Form 10-KSB.

•	Under “Note 11. Related Party Transaction – Notes payable”, please reconcile the amount of interest accrued during the year ended December 31, 2006 ($9,736) to the disclosure in the first paragraph of Note 16 on page F-24 ($7,562). Also refer to page F-20 of Form 10-KSB.

•	Under “Note 12. Commitments and Contingencies”, please revise the table on minimum rental payments under operating leases to reconcile to similar disclosure on page F-21 of Form 10-KSB. In this regard, expand your disclosure to include commitments related to improvements and plant equipment at the Company’s Shenzhen facility.

•	Under “Note 15. Geographical Information”, in the table provided for the year ended December 31, 2006, please revise the amount recorded for “income before taxes” to reconcile to the amount recorded on the statement of operations (i.e., $2,073,059). Also refer to page F-22 of Form 10-KSB.]
RESPONSE: The financial statements have been revised to conform to those disclosed in the Company’s report on Form 10K-SB.
Report of Independent Registered Public Accounting Firm, page F-3 and F-4
31.	Please have your auditors revise their reports to include conformed signatures that are consistent with the guidance provided in Item 302 (a) of Regulation S-T.

RESPONSE: Reports have been revised and conformed.

32.	We note that since Solar Power, Inc. and IAS HK were entities under common control, consistent with paragraph D-16 and D-17 of SFAS 141, you have presented their combined results of operations as though the transfers had occurred at the beginning of the periods presented.
•	Please revise to include a report from your independent auditors covering the fiscal 2005 financial statements of Solar Power, Inc. Currently the only audit report for 2005 relates to the financial statements of International Assembly Solutions, Limited and subsidiary whose separate financial statements are not included in the filing. We note that you removed the audit report of BDO McCabe Lo Limited on the 2005 financial statements of Solar Power, Inc. and subsidiaries.

•	Please have Macias Gini & O’Connell LLP explain how it considered the guidance in AU 543, in particular paragraphs .02,

.03, .06 to .09. as well as .16 and .17, in deciding its ability to serve as principal auditor, the level of responsibility it accepted, and the manner in which it should express the division of responsibilities in its opinion.

•	Please have Macias Gini & O’Connell LLP revise its report to name the subsidiaries whose financial statements it did not audit. In addition, we note that they report currently refers to “two foreign subsidiaries” but you have only included one other audit report referring to International Assembly Solutions Limited and subsidiary.
RESPONSE: Solar Power, Inc. did not exist in 2005. It’s current subsidiary IAS HK was the only related entity in existence in 2005. As a result, the 2005 audited financial statement cover IAS HK.
Macias Gini & O’Connell LLP has advised us that in reaching their decision to make reference to BDO McCabe Lo Ltd., that the subsidiary audited by BDO McCabe Lo Ltd. was considered to be material in relation to the consolidated financial statements. Additionally, as it relates to their decision to serve as principal auditor they advised us that because substantially all of the management of the Company was located in the United States, and that 68% of the consolidated assets and 65.9% of the consolidated revenues for 2006 related to the Company’s United States operations that they believed it was appropriate for them to serve as the principal auditor.
Macias Gini & O’Connell LLP has revised their report to properly refer to our single foreign subsidiary, International Assembly Solutions, Ltd.
Consolidated Statements of Operations, page F-6
33.	Please refer to prior comment 43. Your response states that other non-operating income for the nine months ended September 30, 2006 of $42,302 includes again of $4,323 from the sale of scrap and $37,979 of tooling revenue. Please tell us why you classified these amounts as non-operating. Please also revise MD& A to quantify and discuss the nature of any significant components of this item, consistent with Item 303(b)(1) of Regulation S-B.
RESPONSE: Please see response to Item 34.

34.	In addition, we note that total other non-operating income declined from $42,302 for the nine months ended September 30, 2006 to $16,589 as of December 31, 2006, representing a decrease of $25,713. On page 31 you disclose that other income consists of income of $16,838 offset by expenses of $249. Please reconcile this disclosure with your response to prior comment 43 from our February 14, 2007 letter and the balance in this line item as of September 30, 2007. Please ensure that you have provided any disclosures required by SFAS 154 and Item 303 of Regulation S-B related to this change.

RESPONSE: In the Company’s September 30, 2006 interim statements it recognized forfeited tooling revenue of $37,979. Upon audit at December 31, 2006 it reversed this revenue realizing that it did not meet Company revenue recognition policies. At December 31, 2006 non-operating income was $16,589 consisting of sale of scrap material of $16,211 and sundry income of $378. The Company determined that this should have been part of operating income and prospectively will include it as such, but because of its non-material nature have not reclassified it for the year ended December 31, 2006. The disclosure has been conformed in the MD&A.

35.	We note that the amount of costs of goods sold and sales, marketing and customer service expenses for the year ended December 31, 2005 do not agree to the audited amounts for these items included in Amendment No. 1 to your Form SB-2. Please reconcile and provided any disclosures required by SFAS 154 and Item 303 of Regulation S-B related to this change.

RESPONSE: The Company determined that $74,318 of transportation costs related to inbound material purchases and outbound finished goods were incorrectly classified as Sales, marketing and customer service costs. These were classified correctly in our 10-KSB and conformed in this amendment.
36.	Please revise, if true, to state that the amounts for 2005 represent the period from inception on January 18, 2005 through December 31, 2005. Similarly revise throughout the document. Since this period is not eleven months, it does not appear appropriate to refer to the period as such.
RESPONSE: January 18, 2005 is the date of incorporation if IAS HK. Disclosure has been revised to indicate that date.
Consolidated Statements of Cash Flows, page F-7
37.	We note that you reflect business development costs of $709,581 in 2006 as non-cash related expense. Please tell us the type of consideration given for the business development costs and the method you used to value that consideration including any significant assumptions. Please also tell us the significant terms of the agreement and how you accounted for the costs and why. Please ensure that you have provided any disclosures required by U.S. GAAP for these costs.
RESPONSE: As part of the DRCI acquisition on June 1, 2006 the Company recorded the fair value of $968,281 in costs related to contracts and business opportunities of that acquisition. Additional comments were detailed in comment 9. The $709,581 amortization expense represented the fair value of those costs related to contracts completed and business opportunities lost at December 31, 2006. In total, the Company expensed approximately $851,000, including the $709,581. The remaining $142,000 were other Busines Development costs.
38.	Please tell us what the line item “Proceeds from issuance of common stock” for cash of $15,422,932 represents and reconcile this with your statements of stockholders’ equity. Please also tell us where you reflect the cash received from your merger with Welund Fund in December 2006.
RESPONSE: Our “Proceeds from issuance of common stock” for cash of $15,442,932 is comprised of the following: Net proceeds from the private placement of $14,575,532, (net of a non-cash charge of $422,400 for warrants issued for financing costs) and 500,000 shares issued at fair value of $1.00 per share less 75,000 shares issued for the settlement of an obligation, a non-cash transaction. Cash received from the reverse merger with the Welund Fund, Inc. in December 2006 is reflected in the line “proceeds from issuance of Common Stock” on our cash flow statement.
Consolidated Statement of Stockholders’ Equity, page F-9
39.	Please revise to show your statements of stockholders’ equity from the date of inception, January 18, 2005. Otherwise, tell us why you believe it is appropriate to start with a balance as of December 31, 2004 which is before that date.
RESPONSE: These revisions have been made.
40.	Please tell us why you no longer reflect a contribution of capital of $17,948. We note that this item was included in your September 30, 2006 statement of stockholders’ equity on page F-6 of Amendment No. 1 to your Form SB-2.
RESPONSE: $17,948 represents the equity of our wholly owned subsidiary International Assembly Solutions Limited. It is eliminated against Solar Power, Inc.’s investment account.
41.	We note that you issued warrants valued at $422,400 during 2006. Please tell us and disclose the significant terms of the issuance and the warrants, consistent with paragraph 4 of SFAS 129 and paragraph 64 of SFAS 123R. Please also disclose the method and significant assumptions used to value the warrants, consistent with paragraph 64 of SFAS 123R.
RESPONSE: Prior to the reverse merger, and in conjunction with a private placement, 800,000 warrants to purchase the Company’s common stock with an exercise price of $1.15 per share were issued. The company estimated the fair value of the warrants by the Black-Scholes valuation model using the following variables: expected term of 5 years, risk-free interest rate of 4.9%, volatility of 92%, and dividend yield of 0%. The financial statements have been revised to include the related disclosures.
42.	Please reconcile the number of shares issued in the merger and the value assigned to those shares with the disclosures on page F-33.
RESPONSE: Below is the relevant information, as further disclosed.

		Par Value	Additional Paid	Total
	# of shares	$0.0001	In Capital	Value
Solar Power, Inc. (Formerly Welund Fund, Inc.) after split	1,666,667	167	453,662	453,829
Shares issued by Solar Power, Inc. — California company — for IAS	14,000,000	1,400	16,549	17,949
Shares issued by Solar Power, Inc. — California company — private sale	500,000	50	499,950	500,000
Private Placement	16,000,000	1,600	14,524,555	14,526,155
Restricted shares issued to independent Board Members	100,000	10	—	10
Stock-based compensation expense	—	—	338,015	338,015

	32,266,667	3,227	15,832,731	15,835,958

In connection with the Merger, Solar Power, Inc., a California Corporation, was issued 14,500,000 shares. Existing shareholders of Solar Power, Inc., a California Corporation, received 14,000,000 shares valued at $1.00 per share. Additionally, Solar Power, Inc., a California Corporation, issued 500,000 shares fair value at $1.00 a share in a private sale. Both items are listed in the above table on lines two and three, respectively.
Note 1. Organization and Basis of Financial Statement Presentation, page F-10
43.	Please refer to prior comment 44. As previously requested, to help us understand why your treated the merger of SPI and IAS HK as a “group reorganization entered into among entities under common control,” please tell us in sufficient detail the nature of the relationships of the entities that created the common control. Your response should address the shareholders of both entities prior to the merger, their percentage ownerships, and the affiliations. Your discussion should address whether control of each of the combining companies changed as a result of the merger. You should also revise your disclosure to clarify the nature of the common control relationship.

RESPONSE: On May 22, 2006, at the direction of the directors of IAS HK, Solar Power, Inc., a California corporation, was formed to create a U.S. operation to engage in sales, installation and integration of photovoltaic systems in the U.S. On August 6, 2006, Solar Power, Inc., a California corporation, and IAS HK entered into an agreement where the sixteen shareholders of IAS HK exchanged all of the IAS HK shares for 14,000,000 shares of Solar Power, Inc., a California corporation. No change in control occurred. As a result, this was a group reorganization entered into and among entities under common control.

44.	In addition, your response should address any other issues that you considered in your accounting for the merger, such as acquisitions of minority interest. Please refer to the accounting issues addressed in the speech by Leslie A. Overton at the December 12, 2006 AICPA Conference which is available on our website at httn://www.sec.govinews/speech/2006/spch1212061ao.htm.

RESPONSE: Please refer to the discussion in Question #43 for an explanation of the share exchange. Based on the nature of the transaction, the Company does not believe the accounting issues discussed by Leslie A. Overton at the December 12, 2006 AICPA Conference are applicable.

45.	Please refer to prior comment 45. We note that you entered into the management agreement with DRCI on August 20, 2006. Under paragraphs 14 —15 and 18 of FLN46(R) you should consolidate a VIE at the date you first become the primary beneficiary. With respect to DRCI that date appears to be no earlier than August 20, 2006. Please tell us why, with reference to the appropriate accounting literature, you have consolidated DRCI as of June 1, 2006.
RESPONSE: The following summarizes the company’s position at the time of the acquisition with respect to the June 1, 2006 date for consolidation. The June 1, 2006 date was the date the company was the primary beneficiary and assumed obligations. The following sets forth the Company’s analysis at the time.
Background
In May 2006, Solar Power, Inc. (Company) and the shareholders of Dale Renewables Consulting, Inc., (“DRCI”), a California corporation engaged in photovoltaic installation, integration and sales, agreed in principle on the acquisition of DRCI by the Company with an effective date of June 1, 2006. In June 2006, prior to the finalization of the acquisition agreement, DRCI’s personnel moved into the offices of the Company and combined its operations with that of the Company. On August 20, 2006, the Company and DRCI formalized the Agreement and Plan of Merger (the “Merger Agreement”) and the Assignment and Interim Operating Agreement (the “Operating Agreement”) was entered into among the Company, DRCI and Dale Stickney Construction, Inc., a California corporation and the parent company of DRCI (“DSCI”). The Operating Agreement obligated the Company to provide all financing necessary for DRCI’s operations subsequent to June 1, 2006 until the consummation of the acquisition in exchange for all the revenues generated from its operations. The Operating Agreement also provided that the Company was to provide all management activities of DRCI on its behalf from June 1 until the consummation of the acquisition. On November 15, 2006, the Company completed the acquisition of DRCI, paying $1,446,565 in cash in exchange for 100% of the outstanding shares of DRCI.
The issue is whether, for accounting purposes, this merger transaction should be recorded at the effective date that the operations effectively merged.
Authoritative Guidance
FIN 46( R ) , paragraph 5, 6, 14 and 15: Consolidation of Variable Interest Entities

Variable Interest Entities
FIN 46 (R), paragraph 5.b, reviews three characteristics for having controlling financial interest. In summary these include (1) ability to make decisions that have a significant effect on the success of the entity, (2) the obligation to absorb the expected losses of the entity, and (3) the right to receive the expected residual returns of the entity. In addition, paragraphs 18 – 21 reviews the requirements for recognizing the initial date of consolidation and the fair value measurement of the acquired assets and liabilities.
FIN 46 (R) paragraph 6, which states, “An entity subject to this Interpretation is called a variable interest entity. The investments or other interests that will absorb portions of a variable interest entity’s expected losses or receive portions of the entity’s expected residual returns are called variable interest entities. The initial determination of whether an entity is a variable interest entity shall be made on the date at which an enterprise becomes involved12 with the entity. That determination shall be based on the circumstances on that date including future changes that are required in existing governing documents and existing contractual arrangements.” Footnote 12 states, “For purposes of this Interpretation, involvement with an entity refers to ownership, contractual or other pecuniary interests that may be determined to be variable interests.”
A portion of FIN 46 (R) paragraph 14 states, “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.”
FIN 46 (R) paragraph 15 states, “The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity. An enterprise shall determine whether it is the primary beneficiary of a variable interest entity at the time the enterprise becomes involved with the entity. An enterprise with an interest in a variable entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are change in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity. The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interest to unrelated parties of if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary’s related parties.
Company Position
Per the Operating Agreement entered on August 20, 2006, the Company agreed to do the following from June 1, 2006:
1)	Combine DRCI’s operations with the Company’s, including labor force,

2)	Provide all financing necessary for DRCI’s operations,

3)	Absorb 100% of the results of DRCI’s operations, and

4)	Provide all management services to DRCI until the consummation of the acquisition.
On December 31, 2005, DRCI had a capital deficiency of $168,260, which deficiency continued through June 1, 2006. From June 1, 2006 to August 20, 2006, DRCI had approximately $155,410 in additional capital deficiency. Accordingly, DRCI was a variable interest entity under FIN 46(R), paragraphs 5a and 9, in that DRCI did not have equity capital at August 20, 2006. The Company absorbed DRCI’s expected losses and residual returns starting on June 1, 2006. In addition, the Company remained the primary beneficiary of DRCI and did not reallocate its right to absorb any losses or receive any expected residual returns.
Conclusion
As a result of the above, the Company became the primary beneficiary of DRCI on June 1, 2006 and DRCI was a variable interest entity as of June 1, 2006 in accordance with paragraphs 5.a and 5.b of FIN 46 (R), Consolidation of Variable Interest Entities. The Company had a contractual agreement to absorb 100% of DRCI’s operations as of June 1, 2006. In addition, the Company did not reallocate any of DRCI’s expected losses or residual returns. Consequently the Company became the primary beneficiary of DRCI’s operations and consolidated the results of operations as of that date. Also as required under paragraph 18-21 of

FIN 46 (R) the assets and liabilities of DRCI were measured at fair market values at the date the Company became the primary beneficiary as if the initial consolidation had resulted from a business combination.
46.	In addition, please revise throughout the document so that your disclosure of the reasons for consolidating DRCI is consistent with your response which refers to FIN 46(R). Please provide all of the disclosures required by paragraph 23 of FIN 46(R).
RESPONSE: The appropriate disclosures have been added.
47.	Please refer to prior comments 46 and 50. Please explain in sufficient detail why your reflect amounts you owe to DRCI as a prepaid expense for $331,192.
RESPONSE: Prepaid expenses consist of $331,192 of operating costs and working capital paid by DSCI from June 1, 2006 to November 15, 2006 to fund the operations of DRCI. Under the terms of the Operating Agreement, such costs were the absolute obligation of the Company to pay or reimburse. Since this amount was not repaid by either DRCI or the Company prior to the merger close, a portion of the purchase price was allocated to these prepaid expenses. These prepaid expense consisted of approximately $190,000 in sales and marketing wages and benefits, $67,000 in commission payments and $73,000 in advertising.

48.	In addition, with respect to your allocation of $637,088 to the estimated fair value of contract costs, please explain how you applied FIN 46(R) in recording the fair values of the customer lists, order/production backlog, and contractual and non-contractual customer relationships of DRCI. Explain how the stated percentage relates to the determination of the underlying fair value of DRCI’s assets. Tell us why these amounts are properly classified as prepaid assets and not intangible assets. Ensure that you have provided all of the disclosures required by U.S. GAAP for the type of asset acquired.
RESPONSE: As required under paragraph 18-21 of FIN 46 (R) the identified assets and liabilities were measured at fair market value at the date the Company became the primary beneficiary. The Company notes that DRCI was a development stage organization at December 31, 2005 and that it had approximately four (4) signed contracts as of June 1, 2006, with approximately forty-five (45) contracts in various stages of negotiations. As a result, the Company determined that the allocation of purchase price to customer lists, order/production backlog and customer relationships was not applicable. We determined the percentage amount based upon actual expenses on a sample of projects that conservatively reflected the sales and marketing investment that brought the contract to its current stage. These costs were determined to be a prepaid asset because they represent probable future economic benefit for the primary beneficiary, which became the Company as of June 1, 2006.
49.	In Note 1 on page F-9 in pre-effective amendment No. 1 to the Form SB-2, your disclose that you allocated $701,493 and $267,577 of the purchase price of $1,446,565 to goodwill and the deferred tax liability, respectively. We note that you revised the allocation in amendment No. 2 so that you are now allocating $0 and $434,948 to the deferred tax liability and goodwill, respectively. Please tell us and revise to disclose the nature and amount of the adjustments made in the fourth quarter of

2006 that resulted in the changes in your allocation of the purchase price of DRCI.
RESPONSE: In conjunction with its audit, the Company further assessed the tax implications of the DRCI transaction. In doing so, the Company determined that the transaction did not result in a deferred tax liability. In addition, the Company revised its prior valuation of fixed assets by approximately $1,000. The Company has added disclosure explaining the nature of the change on page F-10.
50.	Please refer to prior comment 12 from our letter dated February 14, 2007.
•	Please revise to disclose, consistent with your response, that you acquire both contracts and a list of prospects.

•	Please tell us and disclose the value of each of the assets acquired.

•	Please tell us and disclose where you recorded the $500,000 on your balance sheet.

•	Please also tell us and disclose how you will account for the $500,000.
RESPONSE: The Company would like to clarify its prior response. The Company did not acquire contracts or a list of prospects from Sundance Power, LLC but had an arrangement to pay Sundance Power, LLC for photovoltaic construction contract referrals and preliminary engineering design services. The Company recorded the $500,000 on the balance sheet and will amortize the asset to Sales, marketing and customer service expense over the life of the contract. The appropriate disclosures have been made.
51.	In this regard, we note from your response that you recorded the amounts as a single prepaid asset and not as intangible assets under SFAS 142. Please tell us why with reference to the accounting literature upon which you relied.

RESPONSE: Please see clarified response to comment #50 above.

As the Company had a pre-existing obligation to perform under the contracts in question, it determined that the right to these future payments constituted a financial instrument and thus was not considered to be an intangible asset.
52.	Further, we note the reference in your response to paragraph 26 of SFAS 141. Please tell us whether you believe that this transaction represents a business combination and, if so, why.
RESPONSE: The Company does not believe that the transaction represents a business combination since it did not acquire any assets of Sundance Power LLC. This arrangement was for photovoltaic construction contract referrals and pre-engineering design services.
53.	We also note from your response that Sundance Power is eligible to earn an additional $175,000 in stock based upon the successful performance of the contracts. Please reconcile with your disclosure on page F-11 that the contingent consideration consists of 175,000 shares of common stock.
RESPONSE: Sundance is eligible to the equivalent of $175,000 in stock. The actual number of shares to be issued will be determined by the fair market value of the Company’s stock at the time it is issued.
54.	Based upon whether you are contingently obligated to issue 175,000 shares or $175,000 in stock, please tell us and disclose how you are accounting for and valuing the contingent consideration. Tell us why, with reference to the accounting literature upon which you relied. Your response should include a discussion of how you determined the date, or dates, upon which you should measure the value of the consideration. It should also address whether and why you should recognize any costs for the contingent consideration prior to the date it is earned if the transaction is not a business combination under SFAS 141.

RESPONSE: The Company is not contingently obligated to issue 175,000 shares. It is obligated to issue shares with a fair market value of $175,000 based on the fair market value of the shares at the time they are issued. We note that subsequent to December 31, 2006 but prior to the issuance of our financial statements we determined that the conditions for the conditional payment had been met. As the Company’s shares are not trading, it was determined that the most appropriate value to assign to the contingently issuable shares was $1.00 per share, consistent with the Company’s most recent common stock transactions.
     Note 2. Summary of Significant Accounting Policies, page F-11
     Revenue recognition, page F-11
55.	Please refer to prior comment 47. Please briefly discuss the nature of the processing services provided to your cable and wire assembly customers.
RESPONSE: The Company books processing service revenue in IAS HK. For these services, one customer provides IAS HK with the raw materials needed for a completed product. IAS HK provides the identical service process for this one customers as it provides to the remaining customers who purchase any one of our products. IAS HK plans to consolidate both revenue sources into one revenue stream.
56.	Since you sell both products and services, it appears that you may enter into multi-element arrangements. Please tell us and disclose when you recognize revenue for each separate element in multi-element arrangement. Identify the contract elements permitting separate revenue recognition and describe how they are distinguished. Explain how contract revenue is allocated among elements.

RESPONSE: The Company does not enter into multi-element contracts. Our contracts are for design and construction of complete solar systems. We have on occasion sold solar hardware without construction and design services being provided.
57.	Please indicate whether you customarily record revenue upon shipment and your terms are FOB shipping point or upon receipt by the customer and your term are FOB destination.
RESPONSE: The Company customarily records revenue upon receipt by the customer.
58.	For major contracts or groups of similar contracts, please disclose essential terms. For example, we noted no reference to maintenance services in your revenue recognition discussion; however you discuss these services on page 34. Please tell us and disclose how you record revenue for these services.
RESPONSE: In the cable and wire assembly business, the Company price to the buyer is fixed. For all customers except Flextronics, revenue is recognized when the buyer accepts title of the product. For Flextronics, revenue is recognized when the product leaves the Company’s factory (Their shipping agent takes possession of the goods). There is no general right of return. Payment terms are net 30.
In the solar business, with product only sales, the Company recognize revenue when the buyer takes possession of the product. There is no general right of return. Payments are due upon receipt.

Additionally, in its photovoltaic construction contracts, the Company recognizes revenue on a percentage of completion basis, which is determined at the end of each period. Payment terms are specified in the contract. Where possible, the Company utilizes a company defined contract. Frequently the Company is required to accept the owner’s contract and terms. In general, payment terms follow completion of milestones.

The Company currently has no contracts to provide maintenance services.
59.	Please disclose any conditions of acceptance or warranties and describe the accounting treatments for the contingencies.
RESPONSE: The Company currently does not warrant against defects in material or installation workmanship in its contracts and purchases all of its solar panels and inverters from third party vendors. The manufacturers’ warranties on solar panels and inverters have a warranty range of 5 to 25 years. The Company generally specifically disclaims any specific or implied warranty obligations. Therefore the Company does not currently provide a warranty reserve in its financial statements.
     Note 8. Stockholders’ Equity, page F-15
60.	Please disclose, similar to page F-33 that the assets and liabilities of Welund Fund, Inc. consisted primarily of cash and cash equivalents of $11,214,007 and were recorded at their historical values.
RESPONSE: Disclosure has been added.
     Note 10. Stock–Based Compensation, page F-17
61.	Please disclose, consistent with paragraph A240(a) of SFAS 123R, the general terms of your awards, such as requisite service period and any other substantive conditions, including the maximum contractual term. Please also provide the disclosures required by paragraph A240(d)(2) and (h).
RESPONSE: Disclosure has been added.

62.	Please tell us where you disclose all of the information required by SFAS 123R with respect to the 2,000,000 restricted stock awards and options issued in the reverse merger with Welund Fund as disclosed on page F-33.
RESPONSE: The Company has disclosed the required information on the 2,000,000 restricted stock awards and option in Footnote 10. This is located on page F-20.
     Note 11. Related Party Transactions, page F-21
63.	Please tell us and disclose the nature of the services provided in exchange for the service fees and the significant terms of any agreements underlying these services fees with related parties, consistent with SFAS 57.

RESPONSE: The nature of the services and additional disclosure has been added.
     Note 16. Subsequent Events, page F-24
64.	Please tell us about your analysis under FIN 46R for your SPIC partnership. Discuss the significant terms of the partnership agreement and how you analyzed those terms in your conclusion that you are required to consolidate the partnership under FIN 46R.
RESPONSE: On March 21, 2007, the Company, through its wholly-owned subsidiary, Solar Power Integrators, Commercial, Inc. (“SPIC”) entered into a General Partnership Agreement with J.R. Conkey and Associates (“JRC”). The partnership will engage in the sales, design and installation of solar systems in certain market segments for solar contracts within California. As initial capital contributions to the partnership, JRC is contributing $25,000 and SPIC is contribution $24,500. JRC is the managing partner of the partnership and will manage and conduct the day-to-day business affairs of the partnership. Additionally, JRC will be responsible for all marketing and sales efforts, establishing and maintaining customer relationships, and contract management. SPIC will be responsible for exclusively supplying all solar panels and other solar materials to the partnership for installation, and the design, engineering, and construction of all solar systems for customers, at contracted prices to JRC. SPIC will control financial and accounting records.
The Company has preliminarily determined that this partnership will be subject to consolidation based on its interpretation of FIN 46 (R) Consolidation of Variable Interest Entities (as amended) in accordance with paragraph 5(a) as we do not believe the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support through its partner, Solar Power, Inc., who will be providing the solar products and open credit terms to the Partnership.
Dale Renewables Consulting, Inc., Financial Statements, page F-25
65.	Please refer to prior comment 55. As previously requested, you should provide the unaudited interim financial statements required by Item 310(c) of Regulation S-B, or tell us why you are not required to provide them.

RESPONSES: Interim financials have been included.
Pro Forma Financial Information, page F-33
66.	You should only reflect pro forma statements of operations for the latest fiscal year and interim period, if any. Please delete your pro forma statements of operations for 2005.

RESPONSE: Pro forma statements have been revised, as indicated.

Unaudited Pro Forma Condensed Consolidated Statement of Operation for the Period Ended December 31, 2006, page F-35
67.  Please disclose the period of operations you are combining for each entity.
RESPONSE: Relevant periods have been disclosed.
68.	Please refer to prior comment 66. Please revise to reflect the historical condensed financial statements of SPI-CA. We note that the numerical information for SPI-CA for the year ended December 31, 2006 does not agree to the historical statement of operations of SPI-CA for that period as shown on page F-6, including the number of shares outstanding.
RESPONSE: The comment was noted, and revisions made.
69.	Please refer to prior comment 64. The weighted average shares outstanding for SPI-Nevada should already reflect the reverse stock split. Please revise footnote 2 accordingly.
RESPONSE: Footnote 2 is now Footnote 4. The calculations for the weighted average shares are reflected below:

Below is our calculation of the weighted average shares for the Company at December 31, 2006:			12/31/2006

Description	Date weighted	Shares weighted	Dates weighted	Weighted factor	Weighted shares

Beginning Shares — January 1, 2006	12/31/2005	14,000,000	365	1.0000	14,000,000
Welund shares at the beginning of the year	1/1/2006	1,146,667	365	1.0000	1,146,667
Welund shares during the year	8/9/2006	520,000	144	0.3945	205,151
Shares issued — private placement — 16 million	10/4/2006	16,000,000	88	0.2411	3,857,534
Shares issued after the merger with IAS HK	12/28/2006	500,000	3	0.0082	4,110
Restricted Stock award — vested	12/28/2006	25,000	3	0.0082	205

Weighted average share at December 31, 2006		32,191,667			19,213,667

Solar Power Nevada
Welund shares at the beginning of the year	1/1/2006	1,146,667	365	1.0000	1,146,667
Welund shares during the year	8/9/2006	520,000	144	0.3945	205,151
Shares issued — private placement - 16 million	10/4/2006	16,000,000	88	0.2411	3,857,534
Restricted Stock award — vested	12/28/2006	25,000	3	0.0082	205

Weighted average share at December 31, 2006		17,691,667			5,209,557

Solar Power California
Description	Date weighted	Shares weighted	Dates weighted	Weighted factor	Weighted shares

Beginning Shares — January 1, 2006	12/31/2005	14,000,000	365	1.0000	14,000,000
Shares issued after the merger with IAS HK	12/28/2006	500,000	3	0.0082	4,110

Weighted average share at December 31, 2006		14,500,000			14,004,110

70.	Please refer to prior comments 64 and 67. As previously requested, please include a footnote to show how you calculated the pro forma weighted average shares outstanding. The amount so calculated should be in compliance with SFAS 128. As such, it is not clear why the shares outstanding, as currently presented, should add across, nor how the pro forma amount is properly weighted.
RESPONSE: A footnote and table has been added.

71.	We note that you have historically consolidated the operations of DRCI with those of SPI-CA from June 1, 2006. As such, please revise to include a column to reflect a statement of operations for DRCI for the five months ended May 31, 2006, and appropriate pro forma adjusting entries, or tell us why the current presentation is appropriate.
RESPONSE: Revisions were made to reflect the addition.
72.	The historical financial statements of SPI-Nevada should reflect the impact of the discontinued operations. You should use those historical financial statements; through income from continuing operations in your pro forma presentation and not present discontinued operations in the pro forma statements. As such, adjustment (1) appears to be inappropriate since there should be no adjustments related to the discontinued operations.
RESPONSE: Historical disclosure was revised.
Solar Power, Inc. (formerly Welund Fund, Inc.), Financial Statements, page F-36
Statements of Stockholders’ Equity (Deficit), page F-39
73.	We note that the balance as of December 31, 2005 for your common shares outstanding of 3,440,000 does not appear to reflect the 3-for-1 reverse stock split that occurred on October 5, 2006. Please revise to retroactively reflect the reverse split in all SPI — Nevada financial statements and footnotes.
RESPONSE: Revisions were made.
Exhibit 5.1
74.	We note your revisions to your opinion of counsel. The opinion should be revised to state that the outstanding shares were “legally issued,” in addition to being “fully paid and nonassessable.”
RESPONSE: The opinion was revised and is filed as a new exhibit.
Exhibits
75.	Please file the credit agreement dated September 19, 2006, between Solar Power (Nevada) and Solar Power (California).
RESPONSE: The credit agreement was previously filed on Form 8-K dated September 22, 2006, and is referenced in the exhibit index. A copy is further enclosed for your review.
76.	Please file the acquisition agreement of Dale Renewables.
RESPONSE: The acquisition and operating agreements for Dale Renewables was previously filed as an exhibit. The merger agreement is exhibit 2.7 and the operating agreement is exhibit 10.30. A copy is further enclosed for your review.
     We have filed the Amendment No. 3 to the Form SB-2 reflecting the revisions and disclosure set forth above with the SEC today. For your review, we have also included with this letter a marked version showing changes between the Amendment and the prior filing. In addition, we are attaching the Company’s acknowledgement.
Company Comment: Please note, while reviewing our responses for this comment letter, the Company uncovered an inadvertent reporting of Selling and General and administrative expenses on page F-35. The Company previously reported DRCI’s Selling expense amount on the General and administrative expense line. In addition, the General and administrative amount was reported on the Selling expense line. The Company has made the appropriate corrections in this filing.

     Please note counsel’s new address and contact information, and fax all correspondence relating to this matter to David C. Adams at (916) 446-1611. In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6028.

Very truly yours, /s/ David C. Adams

Cc:	Stephen C. Kircher Glenn Carnahan

ACKNOWLEDGEMENT
     Solar Power, Inc., (the “Registrant”), hereby acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);
     2. The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and
     3. The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: May 15, 2007	Solar Power, Inc.
/s/ Stephen C. Kircher
Stephen C. Kircher, CEO